First Quarter 2018 Earnings Call April 26, 2018 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q1 2018 Highlights Total Shipments up 4% compared to Q1 2017 Automotive shipments increased 24% Revenue increased 4% YoY to €1.4 billion on higher shipments and higher metal prices Net Loss of €24 million compared to net income of €13 million in Q1 2017 Adjusted EBITDA of €117 million increased 26% YoY Net Debt / LTM Adjusted EBITDA of 4.2x Strong Q1 results; Reiterating 2018 Adjusted EBITDA guidance

A&T Adjusted EBITDA of €34 million Continued progress in developing TID end markets Transportation, Industry and Other rolled product shipments up 15% YoY Q1 2018 Segment Highlights P&ARP Adjusted EBITDA of €51 million Automotive rolled product shipments increased 39% YoY FT3 ramp up in Neuf-Brisach on track U.S. automotive readiness program progressing Focused on Bowling Green ramp up AS&I Adjusted EBITDA of €36 million End market demand remained strong Automotive and Other extruded product shipments up 5% and 11% YoY, respectively Major growth programs on track Corporate Project 2019 achieved €25 million of annual run rate cost savings as of March 31, 2018

Peter Matt Chief Financial Officer

Q1 2018 vs. Q1 2017 Adjusted EBITDA Bridges € millions +26%

Q1 2018 Performance Highlights Adjusted EBITDA of €51 million Higher automotive shipments Improved price and mix due to higher automotive shipments and favorable metal costs Incremental costs from the ramp up of automotive programs Unfavorable FX translation Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions Q1 2018 Q1 2017 Var. Shipments (kt) 259 254 2% Revenues (€m) 738 705 5% Adj. EBITDA (€m) 51 41 26% Adj. EBITDA (€ / t) 198 160 24%

Q1 2018 Performance Highlights Adjusted EBITDA of €34 million Higher Transportation, Defense and Other shipments, partially offset by lower Aerospace shipments Improved price and mix Solid operating cost performance Unfavorable FX translation Aerospace and Transportation Adjusted EBITDA Bridge € in millions Q1 2018 Q1 2017 Var. Shipments (kt) 64 61 6% Revenues (€m) 343 343 0% Adj. EBITDA (€m) 34 28 18% Adj. EBITDA (€ / t) 520 468 11%

Q1 2018 Performance Highlights Automotive Structures and Industry Adjusted EBITDA Bridge € in millions Adjusted EBITDA of €36 million Higher shipments of both Automotive and Other extruded products on strong market demand Improved price and mix Solid cost performance Q1 2018 Q1 2017 Var. Shipments (kt) 65 60 8% Revenues (€m) 317 286 11% Adj. EBITDA (€m) 36 31 16% Adj. EBITDA (€ / t) 553 514 8%

Project 2019 Three Pillars Cost Reduction €25 million of annual run rate cost savings achieved as of March 31, 2018 Wide range of additional cost reduction initiatives underway Working Capital Improvement Committed to further improvement of working capital turns Expect working capital investments related to the ramp up of growth projects Capital Discipline Capex guidance of €275 million for 2018 Maintenance spending of €150-175 million 80 Project 2019 continuing to provide benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Debt / Liquidity Highlights Deleveraging continues Q1 2018 leverage of 4.2x down from 5.5x YoY No bond maturities until 2021 Ample liquidity of over €500 million Reduced leverage, ample liquidity and no bond maturities until 2021 € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

End-market Updates Automotive: North America: SAAR weaker YoY in Q1 Europe: Market grew slightly in Q1 Demand for luxury cars, light trucks, and SUVs remains strong Aerospace: Sustained OEM build rates OEM backlogs remain near record highs Packaging: Market remains stable ABS conversions expected to help North American market balance over the medium to long term Conversion from steel to aluminium driving growth in Europe Other Markets Transportation, Industry and Defense Strong industry and defense markets in Europe and North America North American transportation market strong European Industry: Demand for extrusions remains very strong across end markets

Financial Guidance and Outlook High single digit Adjusted EBITDA growth in 2018 High single digit Adjusted EBITDA growth annually through 2020, leading to over €500 million of Adjusted EBITDA in 2020 Targeting positive Free Cash Flow in 2019 Net Debt / Adjusted EBITDA target of below 4.0x Focused on delivering on our strategy and increasing shareholder value

Q&A

Appendix

Shipments by Product Line (000’s metric tons) Three months ended March 31, 2018 Three months ended March 31, 2017 Packaging rolled products 199 208 Automotive rolled products 48 34 Specialty and other thin-rolled products 12 12 Aerospace rolled products 27 28 Transportation, industry, and other rolled products 37 33 Automotive extruded products 29 28 Other extruded products 36 32 Other — — Total 388 375 k metric tons

IFRS – Income Statement Three months ended March 31, 2018 Three months ended March 31, 2017 Revenue 1,386 1,328 Income from operations 17 100 Finance costs – net (34) (54) Share of loss of joint-ventures (3) (6) (Loss) / Income before income tax (20) 40 Income tax expense (4) (27) Net (loss) / income (24) 13 € millions

IFRS – Statement of Financial Position At March 31, 2018 At December 31, 2017 Current assets 1,493 1,400 Non-current assets 2,260 2,311 Total Assets 3,753 3,711 Current liabilities 1,212 1,110 Non-current liabilities 2,859 2,920 Equity (318) (319) Total Equity and Liabilities 3,753 3,711 € millions

Net Debt Reconciliation March 31, 2018 December 31, 2017 September 30, 2017 June 30, 2017 March 31, 2017 Borrowings 2,093 2,127 2,257 2,326 2,433 Fair value of cross currency basis swaps, net of margin calls 46 32 31 11 (38) Cash and cash equivalents (211) (269) (300) (286) (309) Cash pledged for issuance of guarantees (1) (1) (1) (7) (9) Net Debt 1,927 1,889 1,987 2,044 2,077 LTM Adjusted EBITDA 455 431 412 398 378 Leverage 4.2x 4.4x 4.8x 5.1x 5.5x € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended March 31, 2018 Three months ended March 31, 2017 Net (loss) / income (24) 13 Income tax expense 4 27 (Loss) / Income before income tax (20) 40 Finance costs – net 34 54 Share of loss of joint-ventures 3 6 Income from operations 17 100 Depreciation and amortization 44 43 Restructuring costs — 2 Unrealized losses / (gains) on derivatives 54 (28) Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net (1) 4 Gains on pension plan amendments — (22) Share based compensation 3 2 Metal price lag (4) (13) Start-up and development costs 4 5 Adjusted EBITDA 117 93

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended March 31, 2018 Twelve months ended December 31, 2017 Twelve months ended September 30, 2017 Twelve months ended June 30, 2017 Twelve months ended March 31, 2017 Net (loss) / income (68) (31) 29 23 17 Income tax expense 57 80 62 63 77 (Loss) / Income before income tax (11) 49 91 86 94 Finance costs – net 223 243 164 175 180 Share of loss of joint-ventures 26 29 27 25 19 Income from operations 238 321 282 286 293 Depreciation and amortization 172 171 171 167 164 Restructuring costs 2 4 3 3 7 Unrealized losses / (gains) on derivatives 25 (57) (46) (36) (69) Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net (1) 4 1 4 — Loss / (gain) on pension plan amendments 2 (20) (20) (22) (22) Share based compensation 9 8 7 6 7 Metal price lag (13) (22) (23) (29) (20) Start-up and development costs 16 17 23 22 25 Manufacturing system and process transformation costs 2 2 2 2 2 Wise purchase price adjustment — — (1) (20) (20) Losses on disposals 2 3 12 12 11 Other 1 — 1 3 — Adjusted EBITDA 455 431 412 398 378

Borrowings Table € millions March 31, 2018 December 31, 2017   Nominal Value in Currency Nominal Rate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan US ABL           (due 2022) $86 Floating 3.96% 70 — — 70 65         Secured Inventory Based Facility (due 2019) — Floating — — — — — — Senior Unsecured Notes Constellium N.V. (Issued May 2014, due 2024) $400 5.75% 6.26% 324 (4) 7 327 332 Constellium N.V. (Issued May 2014, due 2021) €300 4.63% 5.16% 300 (3) 5 302 298 Constellium N.V. (Issued February 2017, due 2025) $650 6.63% 7.13% 528 (13) 3 518 541 Constellium N.V. (Issued November 2017, due 2026) $500 5.88% 6.26% 406 (8) 3 401 413 Constellium N.V. (Issued November 2017, due 2026) €400 4.25% 4.57% 400 (7) 2 395 395 Unsecured Revolving Credit Facility (due 2021) — Floating — — — — — — Other loans (including Finance leases)   78 — 2 80 83 Total Borrowings       2,106 (35) 22 2,093 2,127 Of which non-current     1,982 2,021 Of which current 111 106